[LETTERHEAD OF KING, HOLMES, PATERNO & BERLINER, LLP]

(310) 282-8911

August 10, 2007

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Attn:  Rebekah Blakeley Moore

           Senior Accountant

Re:                               Manhattan Bancorp— Form 8-K Filed July 24, 2007

File No. 333-140448

Ladies and Gentlemen:

We are writing on behalf of our client, Manhattan Bancorp (the “Company”), in response to your letter of comment dated July 30, 2007 with respect to the above-referenced filing.  Our responses to your comments are set forth below.  For your ease of reference the numbers below correspond to the paragraph numbers in your letter of comment.

1.  As requested, a Form 8-K/A has been filed with the Securities and Exchange Commission which now discloses that the Form 8-K was not filed when due as the result of an inadvertent administrative oversight.  In May 2007 when the accountant change was approved by the Company’s Board, the Company had only recently become a reporting company(1) and was unaccustomed to the public disclosure requirements of a public company.  When the inadvertent non-filing came to light in July 2007, the Company promptly filed the Form 8-K.  We note that to date the Company is still in the process of conducting its initial public offering on a best efforts offering and accordingly still has only has nine (9) shareholders.

2.  We believe that the information required by Item 304(a)(1)(iv) of Regulation S-B for the Company’s initial operating period was contained in the original report on Form 8-K filed on July 24, 2007, and, accordingly, no additional disclosure has been added with respect to this comment.

3.    As requested, the Form 8-K has been revised to disclose the information required by Item 304(a)(2) of Regulation S-B.

(1)  The Company became a reporting company on April 19, 2007 upon the effectiveness of its  Form SB-2 Registration Statement.

The Company acknowledges the following:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (310) 282-8911 should you have any questions or comments with respect to the foregoing.

Sincerely,

/s/ Madge S. Beletsky

MADGE S. BELETSKY
of King, Holmes, Paterno & Berliner, LLP

cc:                                 Mr. Jeffrey Watson

Mr. Dean Fletcher